Liquid Media Group Subsidiary Digital Cinema United Provides Progress Update Entering into 2023, Including Establishing a Presence in Approximately 30% of the U.S. Theater Market

VANCOUVER, British Columbia, 01/12/23 /PRNewswire/ - Liquid Media Group Ltd. (Nasdaq: YVR) ("Company") today provides updates from its subsidiary Digital Cinema United (DCU), including having established a presence in approximately 30% of U.S. movie theaters.

The Company has received 1,500 theater rollout commitments throughout North America with 500 theaters already installed.  Movie theater companies include Cinepolis USA, Flix Brewhouse, CMX Cinemas, LOOK Cinemas, Faraway Entertainment, and Marcus Theatres.  In addition, the Company has entered into an exclusive multi-year agreement with 1 Better Advertising in which DCU Connect services will be installed at theater locations to deliver advertising content where 1 Better Advertising is distributed.

“We continue to lead the way in our DCP service offerings and believe that we are on-track to lead the way in independent content distribution in the film industry in North America,” said Alan Christensen, DCU’s Chief Executive Officer.

“DCU’s recent market gains are the latest examples of our commitment to ensuring that independent content is supported and distributed in an extremely competitive and crowded market,” added Joshua Jackson, Liquid Media’s CEO.  “We continue to strive toward a more democratized industry where content is king, and high-quality content is readily available to a public that craves to hear the independent voice.  We are proud of the progress DCU has made to date and will continue to update our shareholders on successes throughout our business lines.”

About Digital Cinema United
Digital Cinema United (DCU) manages film distribution DCP services across North America, Latin America, Australia, New Zealand, Europe, the Middle East, and Africa.  DCU is a global content service partner that provides a unique suite of digital supply chain services and tools to content owners, resellers, and distributors around the world.Understanding our clients and focusing on their needs has made DCU the go-to global DCP service partner for producers, sales agents, major studios, independents, alternative content distributors, and downstream media.

About Liquid Media Group Ltd.
Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.
Additional information is available at www.LiquidMediaGroup.co.

CONTACT:
Investors / Business
Justin Kulik
CORE IR
justin@coreIR.com

Industry

Jane Owen

Jane Owen PR

(323) 819-1122

jane@janeowenpr.com

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